Exhibit 1

FOR IMMEDIATE RELEASE	1 August 2012

WPP PLC (“WPP”)

Voting rights and Capital 31 July 2012

WPP confirms that its capital consists of 1,269,193,397 ordinary shares with voting rights.

WPP holds 6,191,751 of its ordinary shares in Treasury.

Therefore, the total number of voting rights in WPP is 1,263,001,646 shares.

The figure of 1,263,001,646 may be used by share owners as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in WPP, under the FSA’s Disclosure and Transparency Rules.

Contact:

Feona McEwan, WPP

+44 (0)207 408 2204